Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

											Nine Months Ended
	Year Ended December 31,										September 30,
	2010		2011		2012		2013		2014		2015

Income	$58,436		$52,606		$120,689		$172,521		$221,349		$169,772
Interest Expense	90,602		86,899		106,096		92,048		126,869		122,173
Income before fixed charges	$149,038		$139,505		$226,794		$264,569		$348,218		$291,945

Capitalized Interest	$22		$139		$240		$190		$—		$1,945
Interest Expense	$90,602		$86,899		$106,096		$92,048		$126,869		$122,173
Total Fixed Charges	$90,624		$87,038		$106,336		$92,238		$126,869		$124,118
Earnings / Fixed Charge coverage ratio	1.6	x	1.6	x	2.1	x	2.9	x	2.7	x	2.4	x